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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          STRATFORD ACQUISITION CORP.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   862791100

                                 (CUSIP Number)

                               ANDREW HULSH, ESQ.
                                BAKER & MCKENZIE
                        701 BRICKELL AVENUE, SUITE 1600
                           MIAMI, FLORIDA 33131-2827
                                 (305) 789-8900

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 9, 1997

            (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                              (Page 1 of 3 Pages)


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         CUSIP No. 862791100                                 (Page 2 of 3 Pages)

1.       Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
         Person:
         DOUGLAS S. FRIEDENBERG

2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]              (b) [ ]

3.       SEC Use Only

4.       Source of Funds   OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization        UNITED STATES

         Number of shares beneficially owned by each reporting person with:

7.       Sole Voting Power                  1,317,000 SHARES

8.       Shared Voting Power                0

9.       Sole Dispositive                   1,317,000 SHARES

10.      Shared Dispositive Power           0

11       Aggregate Amount Beneficially
         Owned by Each Reporting Person     1,317,000 SHARES

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares [ ]

13.      Percent of Class Represented by Amount in Row (11)   12.7%

14.      Type of Reporting Person           IN





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     CUSIP No. 862791100                                    (Page 3 of 3 Pages)


     This Schedule 13D (the "Statement") is filed on behalf of Douglas S. Friedenberg. Mr. Friedenberg is sometimes referred to herein as a "Reporting Person". The Reporting Person purchased the shares of Common Stock identified in this Statement in his capacity as investment manager for certain managed accounts.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement relates to the Reporting Person's beneficial ownership of an aggregate of 1,317,000 shares of Common Stock.

     The Reporting Person purchased the shares of Common Stock identified in this Statement in his capacity as investment manager for certain managed accounts over which he has investment discretion. The aggregate purchase price for the shares of Common Stock identified in this Statement was approximately $460,950, excluding commissions. The source of funds for acquiring the foregoing shares of Common Stock was the assets of certain investment accounts managed by the Reporting Person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on May 9, 1997, the Reporting Person owned an aggregate of 1,317,000 shares of Common Stock:

     (b) Holders of the Common Stock are entitled to vote on all matters presented to a vote of shareholders. The Reporting Person has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,317,000 shares of Common Stock, identified in this Statement.

     (c) From September 19, 1996 through May 9, 1997, the Reporting Person purchased 1,317,000 shares of Common Stock at an average price of $.35 per share in the open market and from Stratford Acquisition Corp. in privately negotiated stock purchase transactions.

     (d) Not applicable.

     (e) Not applicable.




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATED:  May 9, 1997                              /s/ Douglas S. Friedenberg
                                                 -----------------------------
                                                     Douglas S. Friedenberg